Exhibit 99.2

AMENDMENT TO ProCap Financial, Inc. 2025 EQUITY INCENTIVE PLAN

Effective March 27, 2026, the following paragraph 3.1(a) of the ProCap Financial, Inc. 2025 Equity Incentive Plan, effective December 5, 2025, is amended to read as follows, with amendments marked as indicated:

(a) Subject to Sections 14.1, 14.2, and 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (i) ten percent (10%) of the Shares outstanding post-closing (8,516,660) (the “Initial Share Reserve”), (ii) 12,000,000 Shares, and (iii) an annual increase on the first day of each year beginning in 2027 and ending in (and including) 2035 equal to the lesser of (A) five percent (5%) of the Shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Committee (such sum, the “Share Limit”). Notwithstanding the foregoing, and subject to Sections 14.1, 14.2, and 3.1(b), the aggregate maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options is equal to the Initial Share Reserve. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1(a) at the time that Shares would otherwise be issued in respect of such Award.